Via Edgar and Fax

October 18, 2001

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:  Dakota Mining and Exploration Ltd
       Withdrawal of Registration Statement on Form SB-2 (File No. 333-65108)

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Dakota Mining and Exploration Ltd., a British Columbia corporation, (the “Registrant”), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form SB-2, File No. 333-65108, together with all exhibits and amendments thereto (the “Registration Statement”).  The Registration Statement was filed with the Securities and Exchange Commission on July 13, 2001.

Pursuant to the Registration Statement, the Registrant proposed to register 1,265,710 shares of its Class A Voting Common  Stock, no par value per share (the “Shares”), to permit public secondary trading of its Class A Voting Common shares.  Due to current market conditions, the Registrant has determined that registration would not be in the best interests of the Registrant or its shareholders at this time.   No securities have been sold or distributed under the Registration Statement and no activity in pursuit of any proposed re-sales or re-distribution have taken place.   Accordingly, we hereby request that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible.

Should you have any questions regarding this matter, please do not hesitate to contact the undersigned at (604) 879-9001.

Sincerely,
Dakota Mining and Exploration Ltd.

By: /s/ T.G. Cook

T.G. Cook
President